June 24, 2005



Ms. Jacqueline Danforth
President, Principal Executive, Financial and Accounting Officer
FACT Corporation
915 Timber Ridge Court
Neptune, NJ 07753


	Re:	FACT Corporation
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005
      File No. 000-17232


Dear Ms. Danforth:

      We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2004 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets, page F-3

1. On page 15 you disclose that you anticipate selling both of your commercial real estate properties during the first six months of 2005. Tell us the specific facts and circumstances that have precluded the accounting described in paragraphs 30 and 42 of SFAS 144, generally requiring classification of long lived assets to be sold as held for sale, and reporting of the related results of operations as discontinued operations.

Consolidated Statement of Stockholders` Equity, page F-8

2. We note from disclosure in your Form 10-KSB for the year ended December 31, 2003 that you effected a four-for-one reverse stock split during 2003. Please explain to us how the stock split was taken into account in determining the appropriate conversion formula for holders of the Class C common shares, while retaining the economic and voting equivalency of the Class A and Class C common shares.

Note 2 - Acquisition of Food and Culinary Technologies Group Inc.
(FACT), Intellectual Property and Issuance of Class C Common
Stock,
page F-13

3. Please explain to us if the transfer of assets from F.A.C.T.
Group
LLC to FACT was made in contemplation of the acquisition of FACT by
Capital Reserve Corporation. Also explain the relationship between
F.A.C.T. Group LLC and FACT, prior to your acquisition. Identify any common ownership between these two entities, and tell us the cost basis that F.A.C.T. Group LLC had in the intellectual assets prior to the transfer. Please submit a detailed list of your intellectual assets, showing the value ascribed to each item, reconciled to the totals reported in your balance sheet.

4. We note that on February 11, 2004 all of the holders of your Class
C common stock elected to convert their 2,000,000 Class C shares into
12,000,000 shares of Class A common stock, after the terms for conversion were amended to eliminate the condition of achieving cumulative sales of $56,150,000. Given the conversion formula, it appears that control of the enterprise had transferred to the recipients of the 2,000,000 shares of Class C common stock, representing 71 percent of your outstanding Class A shares at December 31, 2004. Tell us whether you believe this change in control occurred upon issuing the Class C common shares, on conversion, or some other point in time. Describe all changes in management and board representation, identifying their affiliation with either Capital Reserve Corp or the FACT related entities, while comparing the periods before and after the issuance of the Class C common shares; and subsequently, on conversion. Explain why you opted to eliminate the conversion conditions and identify the amount and form of consideration that you received in exchange for this concession.

5. Concerning your accounting for the settlement agreement reached in
August 2003, between you and F.A.C.T. Group LLC, tell us where you recorded the debit to offset the Acquisition Cost Payable recorded on the Consolidated Balance Sheet. Please clarify whether the minimum royalty provisions introduced in conjunction with your settlement effectively removed the conditional element previously attached to your purchase obligation. Tell us why you believe the $2 million component had appropriately been recorded as part of the cost of your
Intellectual Property prior to this point.

6. Although you disclose that you believe the intangible assets have an indefinite useful life, you also explain that once significant commercial operations commence using the intangible assets, an estimated useful life will be determined and amortization will begin.
The guidance in paragraph B59 of SFAS 142 suggests that an estimate of an intangible assets useful life should be made, even if the precise useful life of the intangible asset is not determinable, and that the intangible asset would still have to be amortized.

Note 14 - Segment Reporting, page F-22

7. Please note paragraph 25 of SFAS 131 requires that information related to segments shall be provided for each period in which an income statement is provided. Please revise your disclosure to include segment information for all required periods.

8. The total loss from operations presented in your table does not equal the loss from operations reported on the Consolidated
Statement
of Operations. The guidance in paragraph 32(b) of SFAS 131 requires a reconciliation of these amounts.

Note 16 - Distribution of Capital Canada, page F-23

9. We note that you distributed all of the issued and outstanding shares of Capital Canada to existing shareholders during the fiscal quarter ended December 31, 2004. However, it appears from captions within the Statement of Operations and Statement of Cash Flows that you recorded the disposition as of the beginning of the year. For example, we note $0 in revenue and expense for petroleum operations for the year ended December 31, 2004, and a line item on the Statement of Cash Flows which states "Adjustment to cash at beginning of period from disposition of Capital Canada." Please explain to us how you accounted for the disposition of Capital Canada, including specific accounting literature relied upon in determining how and when the disposition should be recorded.

10. You disclose that you recorded an accounts receivable from Capital Canada of $325,559 net of impairment of $325,000. Tell us the period and line item reflecting the impairment charge on the face of your financial statements, and explain the reasons you believe your presentation is appropriate.

Item 8A. Controls and Procedures, page 27

11. You state your evaluation of your disclosure controls and procedures was completed within 90 days of the filing date of your annual report. Your evaluation must be completed as of the end of the period covered by your annual report to comply with the requirements of Item 307 of Regulation S-B and SEC Release No. 33-8238.

12. We note your disclosure "There were no significant changes in our
internal controls...."  The guidance in Item 308 of Regulation S-B requires disclosure of any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

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Ms. Jacqueline Danforth
FACT Corporation
June 24, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010